EXHIBIT 1.1

LETTER OF INTENT

THIS LETTER OF INTENT is made and entered into this 7th day of October, 2004, by and between Amera Link Inc, a Nevada corporation (“Amera Link”), and Global Sports Entertainment Group  (the “Company”), a private corporation located in Vancouver B.C. Canada entity, and based on the following:

Premises

A.

Amera Link is a publicly held entity seeking to develop businesses.  Amera Link is current with all of its filing obligations with the United States Securities Commission.

B.         The Company is pursuing a business operation in the Media production Industry.

C.

Amera Link has 7,000,000 shares of common stock issued and outstanding.

D.

The company has previously retained Liberty Associates whose stock fee is included in the 4,500,000 shares set forth in paragraph 2 k, the company further agrees the 10% payment for money provided shall continue to be paid to Liberty when earned.

Agreement

Based upon the foregoing premises, which are incorporated herein by this reference, the parties enter into this Letter of Intent on the following principal terms and conditions:

1.

Acquisition.  Subject to the terms set forth below, Amera Link and the Company would enter into a triangular merger to combine their business activities with Amera Link being the parent, and the Company being a wholly owned subsidiary of Amera Link. In connection with such reorganization the shareholders of the Company would receive the following restricted common shares of Amera Link, pro rata, based upon their holdings in the Company;

(a)       20,000,000 shares restricted common stock initially

2.

Principal Conditions Precedent to Completion of this Transaction.

(a)

The negotiation of a definitive agreement as set forth in paragraph 5;

(b)

The approval, to the extent required by governing law, of the merger by the shareholders of Amera Link/or the Company;

(c) The delivery by the Company of audited financial statements meeting the requirements of Regulation SB of the Securities Act and GAAP

(d)

The Company has entered into management agreements acceptable to Amera Link with Leland Stringer etal.

(e)

The delivery by the Company of a business plan, marketing plan and use of proceeds.

(f)

The board of Amera Link and the Company shall be reconstituted to include Leland Stringer, Brian Wallace, etal and a nominee of Liberty Associates Holding Co. LLC. The current board members of Amera Link shall resign from the board.

(g)

Liberty and  the Company shall participate in the sale of 2,200,000 shares of Amera Link  for $ 550.000.00 USD (0.25 per share).  The sale may occur prior to the merger and cast as a sale of the Company stock with an automatic conversion to Amera link stock at the completion of the merger.

(h)

After completion of the merger Amera Link will enter into a consulting agreement with Liberty Associates Holding Co. LLC, which will provide that Liberty will consult and provide assistance on the regulatory filings of Amera Link, auditing and legal work required and investor relations in exchange for $5,000.00 (U.S.) for a period of 24 months.  Payment may be accrued and paid out of positive cash flow.

(I)

Amera Link principals shall make arrangements to secure the services of its counsel with the understanding that Amera link  principals shall be reimbursed that cost out of private placement proceeds raised in subparagraph (g)

(j)

After completion of the merger Liberty will assist Amera Link in the sale of one million shares (1,000,000) of common stock via private placement with the following terms:

(1). Price per share of 50 cents (USD) or such price as agreed upon.

(2). Registration rights, which would include the filing of a form SB-2 covering one, half the shares sold within sixty days of closing. Other shares may be included in this registration.

(3). The pursuit of an exchange or over the counter listing as soon as possible.

(4). The allowance of ten-percent (10%) commission of sales people where legally permissible.

(k)

The reconstitution of the shares of Amera Link either by capital contribution or split resulting in four million and five hundred thousand shares (4,500,000) outstanding in Amera Link other than the shares to be held by the Global Media Group and the purchasers of the private placement.

3.

Term.  This Letter of Intent shall remain effective until November 15,2004.

4.

Mutual Access to Information and Confidentiality.  Each party will give to the other, and to its employees, counsel, accountants, potential financing sources and other representatives, access to all properties, books, contracts, documents and records with respect to their affairs as a party may reasonably request in connection with matters relating to the transaction.  Each party will ensure that all confidential information that such party or any of their respective officers, directors, employees, counsel, accountants, potential financing sources or other representatives may now possess or may hereafter obtain relating to the other party or any constituent entity of the Company shall not be published, disclosed or made accessible by any of such persons to any other person at any time or used by any of such persons for any purpose other than in connection with the structuring and negotiation of the transaction.

5.

Negotiation of Definitive Agreement.  Upon the acceptance of this letter of intent by the parties, the parties agree promptly to proceed to negotiate in good faith a definitive agreement, and other documents contemplated hereby (collectively the “Definitive Agreement”), which will reflect more specifically the understandings outlined in this letter of intent as well as other matters, issues, terms and/or conditions not contained herein.

(a)

Contain such terms, conditions, covenants, representations, warranties, indemnifications and other provisions as each of the parties believes are necessary or appropriate to safeguard the respective interests of the parties; and

(b)

Provide that the obligations of the parties to consummate the merger shall be subject to a number of conditions, including (i) approval of the Definitive Agreement by the board of directors of the parties; (ii) to the extent required, approval by the shareholders of Amera Link and/or the Company; (iii) receipt of any required approvals from governmental and regulatory agencies on terms acceptable to the parties, (iv) receipt of all other necessary consents; and (iv) no material adverse change having occurred with respect to the financial condition, business operations or prospects of the Company or Amera Link.

6.

Actions by the Company.  In consideration of the expenditure funds by Amera Link in the due diligence investigation of the Company and the negotiation of definitive agreements respecting the transaction contemplated hereby, from and after the date of this Letter of Intent and until the earlier of either the closing of the transaction contemplated hereby in accordance with such agreements or the termination of the negotiation of definitive agreements or the failure to execute such definitive agreements by November 15, 2004, the Company shall not, directly or indirectly:

(a)

Enter into any transaction with any party other than Amera Link relative to the sale, lease, or other transfer of its business and assets

(b)

Solicit or encourage submission of inquiries, proposals, or offers from any other party relative to the sale, lease, or other transfer of its business and assets;

©

Provide further information to any party other than Amera Link relating to any possible sale, lease, or other transfer of its business and assets; or

(d)

Disclose to any third-party, other than the Company’s attorneys or other professional advisors on a confidential basis, the Company’s willingness to sell, lease, or otherwise transfer its business or assets or discuss the existence or substance of this Letter of Intent with any such third-party.

(e)

The company shall keep current all contract, leases and agreements related to its business units.

If at any time during the period described above, the Company receives an offer or proposal relating to the possible purchase, lease, or other acquisition of its business or assets, or any part

Thereof, it will immediately notify Amera Link of said offer or proposal, the identity of the party making the offer or proposal, and the specific terms of such offer or proposal.

7.

Costs. Except as otherwise provided  each of the parties will pay its own costs and expenses associated with the negotiation, preparation, execution, and delivery of the definitive agreements and the consummation of the transaction.

8.

No Binding Agreement Regarding the Transaction.  This letter of intent constitutes only a statement of the current intentions of the parties and does not constitute a binding obligation, except to the extent expressly provided in this Agreement.  No contract or agreement of any nature, express or implied, providing for or relating to the transaction shall be deemed to exist unless and until a Definitive Agreement has been executed.  Notwithstanding the foregoing, paragraphs 4, 6, and 7 of this letter of intent are agreed by the parties to be fully binding on the parties hereto.  Neither this paragraph 8 nor any other provision of this letter of intent may be waived or amended except by written consent of all parties, which consent shall specifically refer to this paragraph (or such other provision) and explicitly state such waiver or amendment.  Each of the parties represent that this letter of intent does not violate, breach, conflict with or otherwise contravene the provisions of any existing agreement, commitment or debt instrument of such party.

9.

Governing Law.  This letter of intent is solely for the benefit of the Company and Amera Link.  The provisions of this letter of intent shall be governed by, and shall be interpreted under, the laws of the state of Nevada, without giving effect to such state’s choice of law provisions.

10.

General.  The foregoing sets forth the principal terms of the proposed transaction.  The completion of the transaction will be subject to a number of customary conditions, including the satisfactory completion of legal due diligence, the negotiation and execution of mutually agreeable definitive agreements, securing any requisite third-party consents, and the absence of any litigation or other governmental proceeding which could result in a material adverse effect on either of the parties or which seeks to enjoin the consummation of the transaction.  However, by signing this agreement, we both agree to use our respective best efforts to proceed as quickly as possible with the negotiation, preparation, execution, and delivery of definitive agreements and the consummation of the transaction, recognizing that the complexities of the transaction will require time for the necessary business, legal, and accounting review.

DATED as of the date first above written.

            The Company:

                                                                                    /s/ Leland Stringer

             Duly authorized Officer

GLOBAL SPORTS ENTERTAINMEMT GROUP

Amera Link:

By /s/ Robert Freiheit

    Duly Authorized Officer

Amera Link Inc